SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2005

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press release dated December 29, 2005

Press release dated December 23, 2005

Press release dated December 22, 2005

Press release dated December 14, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: December 31, 2005

PRESS RELEASE

Eni: Strategic Agreement for the Management of Galp Reached

Lisbon, December 29, 2005 - REN, Eni and Amorim Energia signed today in Lisbon a shareholders’ agreement for the management of Galp until 2010. The agreement allows for Caixa Geral De Depositos to enter the agreement with at least 1% of Galp’s capital.

The agreement is subject to EU antitrust approval which is expected in the first quarter of 2006.

The key terms of the agreement are:

•	Agreement on long term strategic plan for Galp aimed at creating a Portuguese champion in Iberia in the areas of (i) Natural gas, (ii) oil refining and distribution, (iii) increasing Galp’s upstream exploration and production of oil, and (iv) enter the power sector in Portugal in accordance with the energy bill passed by the Portuguese Government.
•	The Portuguese State has confirmed its intention to execute an IPO of Galp during 2006. To this effect it has already notified Galp to initiate the process of listing the shares, also with the support of its shareholders.
•	Agreement to sell to REN the regulated Natural gas assets of Galp within a maximum term of 18 months from the date of entering into force of the agreement.
•	Amorim Energia has entered into a put/call mechanism to acquire REN’s stake in Galp upon the sale to REN of the regulated assets.
•	Following the Amorim Energia acquisition of REN’s stake and the entry of Caixa Geral De Depositos, Eni, Amorim Energia and Caixa Geral De Depositos will hold together more than two thirds of the capital of Galp.

The Minister of Economy Mr. Manuel Pinho said: "Finally we created the conditions for Galp to have a stable shareholding structure for next years in order to successfully achieve an IPO in 2006.

We have solved a problem we had inherited and that many thought had no solution. We solved it correctly.

There is a time to make our own points and defend the State’s interests, now is the time of uniting all the Galp shareholders and jointly invest with no reservations whatsoever in the setting of a better climate for the company to succeed."

Mr. Scaroni, CEO of Eni said: "I am very satisfied with the agreement reached with the Portuguese State, REN and with Amorim Energia for the future management of Galp. Galp is a strategic investment for Eni and today we have ensured that the Company has a stable shareholding structure for the long term. The new agreement that we have reached this evening after a complex negotiation is in line with our stated objectives: (i) to privatize Galp through an IPO, (ii) for Eni to be the international industrial partner of Galp through its 33.34% ownership, (iii) to co-manage the company to implement a growth strategy in refining and marketing, in gas and in upstream."

Mister Amorim, Chairman of Amorim Energia said: "This agreement leads the way for Galp to enter into a new phase of its development. The business expansion, namely in the Iberian peninsula and in Portuguese speaking countries, in particular Angola and Brazil, will become a reality in the short term. In order to achieve such goal, Amorim Energia relies on the unconditional support of its shareholders, Sonangol and Caixa Galicia, as well as on a common strategic view for Galp Energia that has been agreed with Eni and the other shareholders."

For further information contact:

e-mailbox: segreteriasocietaria.azionisti@eni.it

Investor Relations:
Jadran Trevisan, Manager
Antonio Pinto - Marco Porro
e-mailbox: investor.relations@eni.it

Phone: +39 02520.1

Eni Press Office:
e-mailbox: ufficio.stampa@eni.it

Phone: +39 065982.2040

Eni is one of the world's leading integrated energy companies, operating in the oil and gas, power generation, oilfield services and engineering industries. It is active in around 70 countries and employs a staff of approximately 71,500 people. In 2004, Eni posted consolidated revenues of EUR 58.3 billion and generated a net profit of EUR 7.3 billion. Daily production of hydrocarbons in 2004 was 1.624 million barrels of oil equivalent (boe) per day, and proved reserves amounted to 7.218 billion boe.

Amorim Energia is a private partnership set up between the Americo Amorim Group, Sonangol and Caixa Galicia. The Americo Amorim Group has the majority of the partnership. The Americo Amorim Group is a diversified industrial and financial group with activities ranging from Banking, Energy, Real Estate, Cork industry and other diversified investments. Total assets exceed 4 billion Euro in 2005. Sonangol is world oil and gas company controlled by the State of Angola and leader in the Angolan oil and gas market.

PRESS RELEASE

Eni: Calendar of the Company Events for 2006

San Donato Milanese (Milan), December 23, 2006 - Eni announces the dates of the Board of Directors’ Meetings to be held during 2006 in order to approve the Company’s financial accounts and the related dates of publication of Eni results:

Preliminary financial statements at December 31, 2005 and dividend proposal for the financial year 2005	Board of Directors Press Release*	February 28, 2006 March 1, 2006

Eni Group consolidated financial statements at December 31, 2005 and financial statements of Eni SpA at December 31, 2005	Board of Directors Press Release*	March 30, 2006 March 31, 2006

Report on the first quarter 2006	Board of Directors Press Release and conference call**	May 11, 2006 May 12, 2006

Report on the second quarter 2006 and preliminary first half data as of June 30, 2006	Board of Directors Press Release and conference call**	July 27, 2006 July 28, 2006

Report on the first half 2006 and proposal of interim dividend for the financial year 2006	Board of Directors Press Release*	September 21, 2006 September 22, 2006

Report on the third quarter 2006	Board of Directors Press Release and conference call**	November 9, 2006 November 10, 2006

*	Press Releases will be issued in the morning (non trading hours)
**	Press Releases will be issued in the morning (non trading hours) and conference calls for the presentation of the accounts to the financial community will be held in the afternoon of the same day

The Annual General Meeting of Shareholders for the approval of the financial statements of Eni SpA at December 31, 2005 and the allocation of net income will be held on May 24 and 25, 2006 (first and second call, respectively).

A road-show to present Eni 2006-2009 Strategy Plan to financial analysts and institutional investors is scheduled from March 1, 2006.

* * *

Eni will avail itself of the allowance given by Consob Rules enabling listed companies not to approve nor publish the Report on the fourth-quarter 2005, because Eni Group consolidated financial statements and Eni SpA financial statements for the year ended on December 31, 2005 will be published within 90 days of the end of the financial year 2005.

* * *

As announced on February 28, 2005, starting from the financial year 2005, the payment of dividends will be executed on a six-month basis. Therefore, the payment of dividends during the year 2006 will take place as follows:

•	final dividend for the financial year 2005 will be paid on June 22, 2006 (ex-dividend date: June 19, 2006);
•	interim dividend for the financial year 2006 will be paid on October 26, 2006 (ex-dividend date: October 23, 2006). The payment of the final dividend 2006 is scheduled for June 2007.

* * *

Any amendments to the above calendar will be notified to the market in due time.

For further information contact:

e-mailbox: segreteriasocietaria.azionisti@eni.it

Investor Relations:
Jadran Trevisan, Manager
Antonio Pinto - Marco Porro
e-mailbox: investor.relations@eni.it
Eni SpA
Piazza Vanoni, 1
20097 San Donato Milanese (Milan) - Italy
Tel.: +39 - 0252051651 - fax: +39 - 0252031929

PRESS RELEASE

Eni announces an ADR ratio change

San Donato Milanese (Milan), December 22, 2005 - Eni SpA ("Eni" - NYSE: E), the Italian oil & gas company, announced that it will be changing its current American Depositary Receipt (ADR) ratio, effective January 10, 2006.

The ratio will change from the current 1 American Depositary Share (ADS) per 5 ordinary shares to 1 ADS per 2 ordinary shares. To effect this change, ADR holders will receive 1.5 additional ADSs for every one ADS held as of December 30, 2005, the record date. Cash proceeds will be paid by the depositary in lieu of fractional entitlements where appropriate. Existing ADRs will continue to be valid and will not have to be exchanged for new ADRs.

Commenting on the ADR ratio change, Paolo Scaroni, Eni’s Chief Executive Officer, said: "Eni’s ADR price has increased more than 2 times since the last ADR ratio change in May 2001. By adopting this new ADR ratio, Eni aims to appeal to a wider investor audience and increase the liquidity of its ADRs on the New York Stock Exchange."

For further information contact: e-mailbox: segreteriasocietaria.azionisti@eni.it

Investor Relations: Jadran Trevisan, Manager

Antonio Pinto - Marco Porro

e-mailbox: investor.relations@eni.it

Eni SpA Piazza Vanoni, 1 20097 San Donato Milanese (Milan) - Italy

Tel.: +39 - 0252051651 - fax: +39 - 0252031929

Eni is one of the world's leading integrated energy companies, operating in the oil and gas, power generation, oilfield services and engineering industries. It is active in around 70 countries and employs a staff of approximately 71,500 people. In 2004, Eni posted consolidated revenues of EUR 58.3 billion and generated a net profit of EUR 7.3 billion. Daily production of hydrocarbons in 2004 was 1.624 million barrels of oil equivalent (boe) per day, and proved reserves amounted to 7.218 billion boe.

Statements in this press release with respect to Eni’s investor audience and liquidity of the ADRs are forward looking. These forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Therefore, Eni's actual results may differ materially and adversely from those expressed or implied in any forward-looking statements.

PRESS RELEASE

Rome, December 14, 2005 – Eni’s Board of Directors have appointed Domenico Dispenza, current Chairman of Snam Rete Gas, to the position of Chief Operating Officer of the Gas & Power Division. The appointment will be effective from January 1st, 2006. Domenico Dispenza replaces Luciano Sgubini, who leaves the Company having reached retirement age.

Snam Rete Gas’ Board of Directors will appoint a replacement for Mr. Dispenza, who is going to resign from the position of Chairman and Board Member of the company.

The Board thanks Luciano Sgubini for his valuable collaboration and important work over his many years with Eni.